Filed by Market Leader, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Market Leader, Inc.

Commission File No.: 000-51032

In connection with the announcement of the merger between Market Leader, Inc. and Trulia, Inc., on May 8, 2013, Ian Morris, Chief Executive Officer of Market Leader, Inc. issued the letter and provided the set of questions and answers regarding the merger to Market Leader employees set forth below:

From: Ian Morris

Sent: Wednesday, May 8, 2013 3:10 AM

To: All Market Leader Employees

Subject: Today’s Big News and What it Means for All of Us

Team,

I have some big and exciting news to share with you this morning. Moments ago we announced that Market Leader has accepted an offer to be acquired by Trulia for $355M or $11.33/share. We’ll have an All Hands meeting at 9:30am today to discuss this big news, and what it means for all of us, our customers, our partners, and our shareholders.

Market Leader + Trulia = Category Leadership

Market Leader and Trulia are both highly successful and rapidly-growing companies because of the tremendous value we deliver to our real estate professional customers. Trulia brings massive consumer demand– with 31 million unique users on their site in just the last month –and we bring the only comprehensive software solution in the real estate industry as well as our deep industry partnerships. And of course, we both have tens of thousands of loyal customers who count on us to help them manage and grow their businesses. Together we leap frog all of the competition, creating one company with great products and services that address all of the needs of real estate professionals and the consumers they serve.

It’s Business as Usual at Market Leader

We’ve all done great work to get us here, and that’s exactly what we will continue to do moving forward. We will continue to operate under the Market Leader brand and we will continue to create, market, and sell innovative Market Leader products to our customers.

I am very excited about this new chapter in our continued success story, and will continue to lead this business moving forward. Additionally, our Leadership Team and all of our managers will continue to lead their groups, with the same employee responsibilities and goals we have in place today. The only big change you may see in the coming months are the efforts we make to get to know the rest of our team, and how we will start working together to determine the best ways to cross-promote each other’s products, and over time, create new ones that leverage the best of what we both have to offer.

Make no mistake, Trulia is purchasing Market Leader because of the great work we are doing for our customers; for the industry-leading software products that we are delivering; and for the incredible partnerships we have put in place with the biggest names in the real estate industry. In a nutshell, they love what we are doing, want us to do more of it, and like us, they believe we can do even bigger things together.

This is big news, and I’m sure you will have a ton of questions. We have devoted time throughout the day today to brief you on the specifics, and to ensure you get the answers that you need for both yourself and for communicating effectively with our customers and partners. I look forward to seeing you at 9:30 this morning and to answering any questions you may have today, and in the days and weeks to come. In the meantime, I have included some FAQs below for your reference.

Ian

Forward-Looking Statements

Statements made in this communication and related statements that express Market Leader, Inc.’s (“Market Leader”) or our management’s intentions, hopes, indications, beliefs, expectations, or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Market Leader’s expectations, strategy, plans or intentions. These statements include those regarding the closing of the merger transaction, the expected timing of the merger transaction and the potential effects of the merger transaction, including if it does not close.

These statements are not guarantees of future performance or events and are subject to risks, uncertainties and assumptions that could cause actual results or events to vary materially from those indicated in this communication, including: the ability to obtain regulatory approvals of the merger transaction on the proposed terms and schedule; the failure of Market Leader’s shareholders to approve the merger transaction; disruption to our business, including customer, employee and supplier relationships resulting from the merger transaction; the effect of the merger transaction on pricing, spending, third-party relationships and revenues; and other factors described in Market Leader’s reports filed with the SEC, including our annual report for the year ended December 31, 2012 and subsequent quarterly reports filed with the SEC, which risks and uncertainties are incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except to the extent required by law, Market Leader disclaims any obligation to update any forward-looking statements after the distribution of this communication, whether as a result of new information, future events, changes in assumptions, or otherwise.

Important Additional Information about the Proposed Transaction

This filing is being made in respect of a proposed business combination involving Trulia, Inc. (“Trulia”) and Market Leader. This communication does not constitute a solicitation of any vote or approval. In connection with the proposed transaction, Trulia will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that includes the preliminary proxy statement of Market Leader and that will also constitute a prospectus of Trulia. The information in the preliminary proxy statement/prospectus will not be complete and may be changed. Trulia may not sell the common stock referenced in the preliminary proxy statement/prospectus until the Registration Statement on Form S-4 filed with the Securities and Exchange Commission becomes effective. The preliminary proxy statement/prospectus and this filing are not offers to sell Trulia securities and are not soliciting an offer to buy Trulia securities in any state where the offer and sale is not permitted.

Market Leader, Inc. will mail the proxy statement/prospectus to each of its shareholders. THE PROXY STATEMENT/PROSPECTUS TO BE FILED WITH THE SEC RELATED TO THE PROPOSED TRANSACTION WILL CONTAIN IMPORTANT INFORMATION ABOUT TRULIA, MARKET LEADER, THE PROPOSED TRANSACTION AND RELATED MATTERS. INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS TO BE FILED WITH THE SEC (OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) IN CONNECTION WITH THE PROPOSED MERGER, WHEN AVAILABLE.

Investors and shareholders will be able to obtain free copies of the Registration Statement on Form S-4 and definitive proxy statement/prospectus (when available) and other documents filed with the Securities and Exchange Commission by Market Leader and Trulia through the web site maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of the definitive proxy statement/prospectus (when available) and other documents filed by Market Leader with the Securities and Exchange Commission can also be obtained on Market Leader’s website at www.marketleader.com. Free copies of the Registration Statement on Form S-4 and definitive proxy statement/prospectus (when available) and other documents filed by Trulia with the Securities and Exchange Commission can also be obtained on Trulia’s website at www.trulia.com.

Participants in the Acquisition of Market Leader

Market Leader, Trulia and their respective directors and officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Market Leader’s shareholders in connection with the proposed merger transaction will be set forth in the Registration Statement on Form S-4 and proxy statement/prospectus described above when filed with the SEC. Additional information regarding Trulia’s executive officers and directors is included in Trulia’s definitive proxy statement, which was filed with the Securities and Exchange Commission on April 29, 2013, and additional information regarding Market Leader’s executive officers and directors is included in Market Leader’s definitive proxy statement, which was filed with the Securities and Exchange Commission on April 15, 2013. You can obtain free copies of these documents from Trulia or Market Leader using the contact information above.

TODAY’S NEWS

FAQ for Employees

What are we announcing?

•

Trulia and Market Leader are coming together to create one company that we believe will be the clear leader of the online real estate category. The combination of Trulia and Market Leader will provide Market Leader’s 135,000 software customers with an incredible opportunity to gain access to the millions of consumers that visit Trulia each month, while providing Trulia customers with the industry leading software they need to close more business.

What are the deal details?

•	Trulia and Market Leader have entered into a merger agreement whereby Trulia will acquire Market Leader for $11.33 per share or $355M.

•	The purchase price represents an 18% premium to Market Leader’s closing share price yesterday.

•	We expect the deal will close (become finalized) in the third quarter of 2013.

Why did we decide to accept Trulia’s offer?

•

Market Leader is a great success story and a company that is growing very fast. So is Trulia. The opportunity to combine with Trulia to create the industry leader is a compelling win for shareholders, employees and customers. This combination is all about leadership and accelerating growth.

•	The two companies primarily focus on different but complementary offerings, and the combination – plus all the additional ways we can cross-sell and work together – has huge growth opportunities.

•

Both companies bring successful customer relationships, talented employees, like minded cultures, and highly successful businesses that are growing rapidly and delivering great value to real estate professionals.

Who is Trulia? What do they do?

•

Trulia is a leading online marketplace for home buyers, sellers, renters, and real estate professionals, giving home buyers, sellers, owners, and renters the inside scoop on properties, places, and real estate professionals. Trulia has unique info on the areas people want to live that can’t be found anywhere else: users can learn about agents, neighborhoods, schools, crime, commute times, and even ask the local community questions. Real estate professionals use Trulia to connect with millions of transaction-ready buyers and sellers each month via our hyper-local advertising services, social recommendations, and top-rated mobile real estate apps.

•	500+ employees

•	Revenue: $68.1 million in 2012. Q1 ’13 was record revenue of $24 million.

•	Customers: -More than 31M unique consumers per month, and almost 400,000 active agents

Why is this good for our customers?

•	Trulia brings massive consumer demand with a great consumer real estate site that is used by more than 31 million consumers a month and has 28k premium agent customers.

•

Market Leader brings the industry’s only comprehensive software platform, used by more than 135k customers, including 26k premium customers, and deep partnerships with many of the biggest names in real estate.

•	The combined company enables real estate professionals to take full advantage of the housing recovery by providing them with everything they need, all from one company.

Will there be big changes at Market Leader?

•	It is business as usual at Market Leader.

•	Market Leader will continue to be Market Leader, operating just as it does today, led by Ian and the Leadership Team, managing the same groups in the same way they do today.

•	We will get to know each other over time, but in 2013, both Market Leader and Trulia will continue to run their businesses largely the same way they do today, and continue to deliver great results.

•	We do not plan to make changes to job responsibilities or staffing and will continue to hire and expand as appropriate.

•	The one opportunity we will explore in the near term will be to create more value for customers through creative product integration and cross-promotion of each other’s products.

Why is this good for our employees?

•	Together we are going to be the leader of our category, and we believe that is going to create even more jobs and opportunities for career advancement.

•	Our jobs and responsibilities will continue to operate largely as they do today, but with even more upside potential in the new combined company.

•	Our employee benefits will stay the same or be improved.

Will my compensation and benefits change? Bonus plan?Vacation benefits?

•	All Market Leader employee benefits will be maintained or improved.

•	Our 2013 bonus plan will stay the same.

Will we have a chance to learn more about Trulia and get to know the people?

•

We are putting together a plan for the management teams of each company to get to know each other. We look forward to trips from Trulia team to visit us, and from our team to visit Trulia in the coming weeks.

What communication are we sending, and when, to customers?

•	At 3:00 a.m. Pacific the announcement was released to the press, so some customers might have seen that.

•	Early this morning we sent an email to our brokerage partners, MLS partners, and Business Suite customers.

•	We have also personally briefed our large franchise partners.

•	We have teams personally calling as appropriate our partners and MLS partners.

•	At 11:00 a.m. Pacific we plan to send an email to all of our customers.

What should I communicate to my customers? Prospects?

•	We will distribute an FAQ to answer their questions, and your managers will work to provide training and scripts.

•	If you have questions to which you don’t know the answers, please direct those questions to your manager, Sue Iverson or Sarah Daniels.

Forward-Looking Statements

Statements made in this communication and related statements that express Market Leader, Inc.’s (“Market Leader”) or our management’s intentions, hopes, indications, beliefs, expectations, or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Market Leader’s expectations, strategy, plans or intentions. These statements include those regarding the closing of the merger transaction, the expected timing of the merger transaction and the potential effects of the merger transaction, including if it does not close.

These statements are not guarantees of future performance or events and are subject to risks, uncertainties and assumptions that could cause actual results or events to vary materially from those indicated in this communication, including: the ability to obtain regulatory approvals of the merger transaction on the proposed terms and schedule; the failure of Market Leader’s shareholders to approve the merger transaction; disruption to our business, including customer, employee and supplier relationships resulting from the merger transaction; the effect of the merger transaction on pricing, spending, third-party relationships and revenues; and other factors described in Market Leader’s reports filed with the SEC, including our annual report for the year ended December 31, 2012 and subsequent quarterly reports filed with the SEC, which risks and uncertainties are incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except to the extent required by law, Market Leader disclaims any obligation to update any forward-looking statements after the distribution of this communication, whether as a result of new information, future events, changes in assumptions, or otherwise.

Important Additional Information about the Proposed Transaction

This filing is being made in respect of a proposed business combination involving Trulia, Inc. (“Trulia”) and Market Leader. This communication does not constitute a solicitation of any vote or approval. In connection with the proposed transaction, Trulia will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that includes the preliminary proxy statement of Market Leader and that will also constitute a prospectus of Trulia. The information in the preliminary proxy statement/prospectus will not be complete and may be changed. Trulia may not sell the common stock referenced in the preliminary proxy statement/prospectus until the Registration Statement on Form S-4 filed with the Securities and Exchange Commission becomes effective. The preliminary proxy statement/prospectus and this filing are not offers to sell Trulia securities and are not soliciting an offer to buy Trulia securities in any state where the offer and sale is not permitted.

Market Leader, Inc. will mail the proxy statement/prospectus to each of its shareholders. THE PROXY STATEMENT/PROSPECTUS TO BE FILED WITH THE SEC RELATED TO THE PROPOSED TRANSACTION WILL CONTAIN IMPORTANT INFORMATION ABOUT TRULIA, MARKET LEADER, THE PROPOSED TRANSACTION AND RELATED MATTERS. INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS TO BE FILED WITH THE SEC (OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) IN CONNECTION WITH THE PROPOSED MERGER, WHEN AVAILABLE.

Investors and shareholders will be able to obtain free copies of the Registration Statement on Form S-4 and definitive proxy statement/prospectus (when available) and other documents filed with the Securities and Exchange Commission by Market Leader and Trulia through the web site maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of the definitive proxy statement/prospectus (when available) and other documents filed by Market Leader with the Securities and Exchange Commission can also be obtained on Market Leader’s website at www.marketleader.com. Free copies of the Registration Statement on Form S-4 and definitive proxy statement/prospectus (when available) and other documents filed by Trulia with the Securities and Exchange Commission can also be obtained on Trulia’s website at www.trulia.com.

Participants in the Acquisition of Market Leader

Market Leader, Trulia and their respective directors and officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Market Leader’s shareholders in connection with the proposed merger transaction will be set forth in the Registration Statement on Form S-4 and proxy statement/prospectus described above when filed with the SEC. Additional information regarding Trulia’s executive officers and directors is included in Trulia’s definitive proxy statement, which was filed with the Securities and Exchange Commission on April 29, 2013, and additional information regarding Market Leader’s executive officers and directors is included in Market Leader’s definitive proxy statement, which was filed with the Securities and Exchange Commission on April 15, 2013. You can obtain free copies of these documents from Trulia or Market Leader using the contact information above.